

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

<u>Via E-mail</u>
Mr. Larry Page
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

    **Re:    Google, Inc.**
             **Form 10-Q for the quarterly period ended September 30, 2011**
             **Filed on October 26, 2011**
             **Form 10-K for the fiscal year ended December 31, 2010**
             **Filed on February 11, 2011**
             **File No.  000-50726**

Dear Mr. Page:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Stephen Krikorian

                         Stephen Krikorian
                         Accounting Branch Chief